UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WiSA Technologies, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

86633R609

(CUSIP Number)

May 13, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86633R609
(1)	Names of reporting persons

Joseph Reda
(2)	Check the appropriate box if a member of a group (see instructions)

(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization

U.S.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
293,500
	(6)	Shared voting power

	(7)	Sole dispositive power
293,500
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person
293,500
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
7.354% (1)
(12)	Type of reporting person (see instructions)
IN

(1)	Based on 3,990,559 shares of common stock outstanding as of May 15, 2024

ITEM 1(A) NAME OF ISSUER: WiSA Technologies, Inc.

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 15268 NW Greenbrier Parkway Beaverton, OR 97006

ITEM 2 (A) NAME OF PERSON FILING: Joseph Reda

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1324 Manor Circle Pelham, NY 10803

ITEM 2 (C) CITIZENSHIP: U.S.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES: Common Shares

ITEM 2 (E) CUSIP NO.: 86633R609

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned: 293,500

(b)	Percent of class: 7.354%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 293,500

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of 293,500

(iv)	Shared power to dispose or to direct the disposition of

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	5/16/24

Signature.	/s/ Joseph Reda
Name/Title.	Joseph Reda

5